UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VOLCOM, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N 10 1

(CUSIP Number)

DECEMBER 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 92864N 10 1
1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD WOOLCOTT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,150,932
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,150,932
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,932
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.92%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Based on 24,374,362 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.

Page 2 of 4 pages

Item 1.	(a)	Name of Issuer: VOLCOM, INC. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1740 Monrovia Avenue Costa Mesa, California 92627

Item 2.	(a)	Name of Person Filing:

RICHARD WOOLCOTT

	(b)	Address of Principal Business Office:

1740 Monrovia Avenue Costa Mesa, California 92627

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: COMMON STOCK, $0.001 par value per share

	(e)	CUSIP Number: 92864N 10 1

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.	Ownership.

	(a)	Amount beneficially owned: 3,150,932

	(b)	Percent of class: 12.92%[2]

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,150,932

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 3,150,932

(iv) Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

[2]	Based on 24,374,362 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.

Page 3 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010	/S/ RICHARD WOOLCOTT
RICHARD WOOLCOTT

Page 4 of 4 pages